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Exhibit 99.1

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. No securities regulatory authority in Canada has approved or disapproved, expressed an opinion about, or passed on the fairness or merits of, the offer contained in this document, the securities offered pursuant to such Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

NOTICE OF COMPULSORY ACQUISITION

October 31, 2006

        Yamana Gold Inc. (the "Offeror") made an offer to all holders (the "Shareholders") of common shares ("Viceroy Shares") of Viceroy Exploration Ltd. ("Viceroy"), pursuant to an offer and circular dated September 6, 2006 (the "Original Offer"), as varied, amended and supplemented by the notice of extension dated October 14, 2006, (as varied, amended and supplemented, the "Offer") to purchase all of the issued and outstanding Viceroy Shares, including any Viceroy Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Viceroy that are convertible into or exchangeable or exercisable for Viceroy Shares. The Offer was made on the basis of 0.97 of a common share of Yamana ("Yamana Shares") for each Viceroy Share. The Offer expired at 5:00 p.m. (Toronto time) on October 27, 2006.

        The Offer was successful, as Shareholders holding approximately 95% of the issued and outstanding Viceroy Shares accepted the Offer. The Offeror has taken up and paid for all Viceroy Shares validly deposited under the Offer.

        The Offeror hereby gives you notice that it is exercising its right under section 300 of the Business Corporations Act (British Columbia) (the "BCA") to acquire (the "Compulsory Acquisition") all of the Viceroy Shares that the Offeror did not acquire under the Offer.

Compulsory Acquisition

        Pursuant to section 300 of the BCA, upon providing this Notice, Yamana will be entitled and bound to acquire every Viceroy Share that it did not acquire under the Offer, for the price and on the terms set forth in the Offer, subject to an order of the courts that directs otherwise.

Letter of Transmittal

        Enclosed with this Notice is a letter of transmittal (the "Letter of Transmittal") that is to be completed and returned to Kingsdale Shareholders Services Inc. ("Kingsdale") at the address set forth below in the enclosed envelope, so as to be received by Kingsdale by 5:00 p.m. (Toronto time) on January 2, 2007.

        You will be deemed to have ceased to be a Shareholder as of 5:00 p.m. on January 2, 2007, subject to an order of the courts that directs otherwise. To facilitate delivery of Yamana Shares to you in payment of the Viceroy Shares to be acquired under this Compulsory Acquisition, the Offeror hereby requests that you send all certificates representing your Viceroy Shares to Kingsdale, as agent for the Offeror, at the following address as soon as possible and by no later than January 2, 2007:

Kingsdale Shareholders Services Inc.
The Exchange Tower
130 King Street West, Suite 2950
P.O. Box 361, Toronto, ON M5X 1E2
E-mail: contactus@kingsdaleshareholder.com
North America Toll Free Phone Number
1-866-301-3460
North America Toll Free Fax Number
1-866-545-5580

        The method that you use to deliver certificates representing your Viceroy Shares to Kingsdale is at your option and risk. If certificates for Viceroy Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of January 2, 2007 to permit delivery to Kingsdale at or prior to 5:00 p.m. (Toronto time) on such date. Delivery will only be effective upon actual receipt by Kingsdale.

        If a certificate representing Viceroy Shares has been lost, destroyed, mutilated or mislaid, please contact Kingsdale, and they will provide information regarding replacement. When contacting Kingsdale, please ensure that you provide your telephone number so that Kingsdale may contact you.

        If you complete and deliver to Kingsdale the Letter of Transmittal with the certificates representing your Viceroy Shares on or before 5:00 p.m. (Toronto time) on January 2, 2007, certificates representing the Yamana Shares to which you are entitled will be sent to you by mail promptly after January 8, 2007.

        The foregoing is a summary only of the Compulsory Acquisition and is qualified in its entirety by the provisions of section 300 of the BCA. Section 300 of the BCA is complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. If you wish to be better informed about the provisions of section 300 of the BCA, you should consult your legal advisors.

        Questions and requests for assistance may be directed to Kingsdale at the above address and telephone numbers.

        We welcome you as a shareholder of Yamana.

Yours very truly,
(Signed) Peter Marrone Peter Marrone President and Chief Executive Officer Yamana Gold Inc.

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NOTICE OF COMPULSORY ACQUISITION